NEWS RELEASE

March 6, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

13.13 METERS OF 1.12 G/T GOLD INTERSECTED AT CABALLO BLANCO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to report that it has received partial assay results from operating partner Canadian Gold Hunter Corp. (“CGH”; CGH:TSX) from the first two diamond-drill holes completed at the Caballo Blanco project in Veracruz, Mexico. Core hole 07CBN-002 intersected 0.76 g/t gold over 65.53 meters, including 13.13 meters grading 1.12 g/t gold, in an iron-oxide-cemented silica breccia within a broader mineralized interval that graded 0.59 g/t gold over 119.1 metres to a depth of 157.8 metres where drilling was stopped for the Christmas break. This hole has since been completed to a depth of 293.5 metres and the iron-oxide-silica breccia continues to a depth of 251.0 metres. Assay results for the entire interval will be reported when they become available (see the CGH’s January 18, 2008 news release for selected photos of the core). J.D. Poliquin, Chairman of Almaden, commented, “We are very pleased with the work being conducted by our partner Canadian Gold Hunter and are excited by these initial results. We look forward to the results to come from the aggressive drill program now underway.”

Hole 07CBN-002 is the first hole drilled by the CGH in the Cerro la Paila target area (formerly referred to as Cerro la Cruz) of the Northern Zone high-sulphidation gold system, which covers an area of some 20 square km. This hole was drilled at -50 degrees E from a collar in the Cerro la Cruz gold zone about 200 meters SW of the collars of past drill holes 05CB-03, 06CB-01 and 06CB-03 (see Almaden news release of February 20, 2007 for a summary of these past drilling results).

Diamond drill hole 07CBN-001 was drilled about 3 ½ km. to the south west of Cerro la Paila on a strong resistivity anomaly in the Cerro Bandera part of the Northern Zone. This vertical hole was collared in a structurally disturbed zone and was lost in a strong fault at 109.12 meters. Assays up to 51.7 g/t silver over 3.05 meters are reported from the drill hole but with no significant associated gold. Despite the low gold grades, the silver grades are considered to be very encouraging for indicating the presence of a nearby high-sulphidation gold system (note that an interval with similar silver grades occurs directly above the gold-bearing interval in hole 07CBN-002). CGH has announced that this target will be tested further when time permits.

Available assay results for 07CBN-001 and 002 are presented below.

Drill Hole	Az/Angle	Depth (m)	Interval (m)	Width (m)	Au g/t	Ag g/t
07CBN-001	-90°	109.12	31.39-42.06	10.67	0.005	22.8
including			39.01-42.06	3.05	0.005	51.7
and			106-07-109.12	3.05	0.009	40.7
07CBN-002	090°/-50°	293.5*	29.57-38.71	9.14	0.10	28.3
and			38.71-157.80	119.09	0.59	2.8
including			38.71-104.24	65.53	0.76	3.9
including			85.95-99.08	13.13	1.13
* Assays available only to 157.80 m

CGH has announced that a second core rig mobilized to the project on February 20 is being directed toward drilling in the Cerro la Paila gold zone. In the current phase of the program, the CGH has announced that it plans to test the Cerro la Paila Zone with at least 28 core holes amounting to about 7,000 meters. The zone has a strike length of at least 800 meters, based on soil and rock geochemistry, geophysics (IP/resistivity) and detailed geological mapping.

Under the terms of a 2007 agreement, CGH has an option to earn a 70% interest in the Caballo Blanco project from Almaden by issuing 1 Million shares of CGH (completed), making a US$500,000 payment (completed), spending US$12.0 Million on the project over 6 years (of which US$1.5 Million is a firm commitment) and funding all ongoing costs required for the completion of a bankable feasibility study.

The geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples and various duplicates are inserted in each batch of assays. Drill core samples are cut by saw on site and sample splits are shipped for preparation to ALS Chemex in Guadalajara, Mexico. Sample pulps are sent to ALS Chemex in North Vancouver, B.C., Canada and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.